One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com
Michelle Wong Associate michelle.wong@dechert.com +1 415 262 4544 Direct +1 415 262 4555 Fax

April 23, 2020

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Harbor Funds (the “Registrant”)

(File Nos. 333-237459 and 811-04676)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “SEC staff”) provided by Ms. Kimberly Browning and Mr. Chad Eskildsen of the Division of Investment Management with respect to the Registrant’s Information Statement/Prospectus on Form N-14 (Accession No. 0001193125-20-089946).

Set forth below are the SEC staff’s verbal comments together with the Registrant’s responses.  Terms used but not defined herein have the same meaning as in the Information Statement/Prospectus.

General Comments
COMMENT 1:

The SEC staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

Response:	The Registrant acknowledges this statement.

COMMENT 2:

Significant market events have occurred since this N-14 was filed as a result of the COVID-19 pandemic. Please consider whether the disclosures with respect to the Target Fund, the Acquiring Fund and the combined Fund as a result of the Reorganization, including risk disclosures, should be revised based on how these events are affecting the Funds and their investments.  If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 3:

The SEC staff notes that the legality of shares opinion submitted with the revised N-14 registration statement filed on March 30, 2020 does not include a consent to the prospectus discussion of the legality of shares opinion, as required by Rule 436 and the SEC’s Division of Corporate Finance Staff Legal Bulletin No. 19.  Please explain supplementally to the SEC staff the rationale for why the prospectus discussion of the legality of shares opinion is not covered by the consent.

Response:	The Registrant respectfully notes that the Information Statement/Prospectus does not discuss the legality of shares opinion. Accordingly, a consent to a discussion of such opinion is not applicable.

COMMENT 4:

The SEC staff notes that the SEC staff accountant has no further comments beyond those provided during a telephonic conversation with Mr. Eskildsen on March 9, 2020 with respect to a prior filing of the Information Statement/Prospectus:

Under “Synopsis and Questions Related to the Reorganization – 6.  What are the costs associated with the Reorganization?”, the Registrant discloses the estimated brokerage commissions and trading-related costs.  Please add disclosure to reflect the per share impact of the brokerage commissions and other trading-related costs.  Please also disclose the per share impact with respect to any realized capital gains under “Synopsis and Questions Related to the Reorganization – 7.  Will the Reorganization have tax consequences?” or confirm that the repositioning is not expected to result in any capital gains.  Please also reflect the per share impact in the PRO FORMA FINANCIAL INFORMATION section.

Please respond to such comments supplementally.

Response:	In response to this comment, the Information Statement/Prospectus filed on March 30, 2020 contained the disclosure reflected in the Attachment.

COMMENT 5:	Please include the 1933 Act numbers for the documents incorporated by reference into the Information Statement/Prospectus.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.
“Dear Fellow Shareholder” Letter Comments
COMMENT 6:

The Registrant discloses that “After careful consideration, the Board of Trustees of the Trust determined that the Reorganization would be in the best interests of both the Target Fund and the Acquiring Fund.”  The Registrant also discloses under the “Synopsis and Questions Related to the Reorganization” that “The Trustees believe that the Reorganization is in the best interests of each Fund’s shareholders.”  Please ensure that similar disclosure is included in the text of the letter and the body of the N-14 registration statement itself.  The SEC staff suggests adding the Board’s best interest determination for each Fund and for the respective shareholders of each Fund in “3. Why is the Reorganization occurring and what are the benefits of merging the Target Fund into the Acquiring Fund?” header under the “Synopsis and Questions Related to the Reorganization” section.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 7:

Please revise the third paragraph to state that “The Reorganization will provide you with the opportunity…to benefit from lower total expense ratios of the Acquiring Fund.”  Please also revise the third paragraph and throughout the filing, as applicable, such as in “6.  What are the costs associated with the Reorganization?” header under the “Synopsis and Questions Related to the Reorganization” section, to make clear that any “opportunity” and “benefit” to the shareholder is not a guarantee.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.
Rule 17a-8 Comment
COMMENT 8:

Please revise the N-14 registration statement to include the legal analysis as to whether the requirements of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”) permitting merger of affiliated funds without shareholder approval have been met and the discussion of the Board’s considerations of each requirement.  The SEC staff’s view is that the N-14 registration statement should articulate a fulsome discussion of the Board’s considerations with respect to each prong of Rule 17a-8.  To the extent the discussion is included in the registration statement, please include a heading so shareholders can more easily find the Board’s deliberations.  Please also disclose or confirm supplementally whether the Board considered any material adverse factors relating to the Reorganization.

Response:

The Registrant believes that the Board’s considerations discussed under “Background and Reasons for the Reorganization” appropriately describe the factors that the Board weighed, including anticipated benefits and costs of the Reorganization from the perspective of each of the Acquiring Fund and the Target Fund, and the Board’s conclusion that the Reorganization is in the best interests of the Target Fund and the Acquiring Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of the Reorganization. These are the findings required by the Board under Rule 17a-8, and the Registrant does not believe it is necessary to recite considerations with respect to each prong of the conditions of Rule 17a-8 relating to shareholder approval.  Nonetheless, the Registrant has revised the disclosure as reflected in the Attachment to reflect the Board’s consideration that the Reorganization would not be subject to shareholder approval.  The Registrant hereby confirms that it identified no material adverse factors relating to the Reorganization, and there are therefore no such factors to be discussed.

“Synopsis and Questions Related to the Reorganization” Comments
COMMENT 9:

Please include “Information About the Registrant” as required by Item 5 of Form N-14, “Information About the Company Being Acquired” as required by Item 6 of Form N-14, and redemption procedures as required by Item 3(b)(3) of Form N-14.  The SEC staff notes that it appears that there are no headers or title sections for the aforementioned items included in the Table of Contents.

Response:

The Registrant believes that the Information Statement/Prospectus properly incorporates certain information by reference pursuant to the requirements under the General Instruction G to Form N-14, which allows that the “registrant may, if it so elects, incorporate by reference the prospectus, the corresponding Statement of Additional Information, or reports, which satisfies the disclosure required by Items 5, 6, and 11 through 14” of Form N-14. The Registrant respectfully notes that in response to Item 3(b)(3) of Form N-14, a comparison of the Acquiring Fund’s and Target Fund’s redemption procedures is included under “SYNOPSIS AND QUESTIONS RELATING TO THE REORGANIZATION –  4. How do the Funds compare? – Comparison of the Target Fund and Acquiring Fund – Buying and Selling Fund Shares” section.  The Registrant also notes that Form N-14 does not require headers or title sections for the aforementioned items in the Table of Contents.  Accordingly, the Registration respectfully declines to make the requested changes.

“Synopsis and Questions Related to the Reorganization” Comments – 1. What is happening?
COMMENT 10:	The Registrant discloses that “Elk Creek has been instructed not to acquire any new securities or add to existing positions for the Target Fund.” Please indicate the date of that instruction.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 11:

The Registrant discloses that “Elk Creek is expected to invest the proceeds of any such sales in exchange-traded index funds (ETFs) that provide broad exposure to the small cap equity asset class, except to the extent that such proceeds may be used to meet shareholder redemption requests. The Target Fund may invest in such ETFs in excess of the limits set forth in the Investment Company Act of 1940 (the “Investment Company Act”) in reliance on exemptive orders granted by the SEC to the ETFs, subject to the conditions set forth in those orders.”  Please confirm supplementally that the Acquiring Fund may rely on an exemptive order granted by the SEC to invest in ETFs in excess of the limits set forth in the 1940 Act.  Please also confirm whether the Board considered the Target Fund’s investments in ETFs and whether it made a best interest determination with respect to the Fund and its shareholders.  Please also revise the disclosure to clarify the Funds’ use of ETFs and confirm whether the costs associated with investing in the ETFs are included in the pro forma financial statements.  The SEC staff notes it may have additional comments based on the Registrant’s responses.

Response:

The Registrant hereby confirms that the Acquiring Fund may rely on an exemptive order granted by the SEC to invest in ETFs in excess of the limits set forth in the 1940 Act.  However, the Registrant notes that the Target Fund will invest in ETFs prior to the Reorganization solely for the purpose of equitizing cash (with no anticipated acquired fund fees and expenses, given the small amount of the investments), and that the Acquiring Fund does not anticipate acquiring ETF shares as part of the Reorganization.  For this reason, the fees and expenses associated with investment in ETFs are not reflected in the pro forma “Annual Fund Operating Expenses” table.

The Registrant also hereby confirms that the Board considered the Target Fund’s investments in ETFs as part of its assessment of the Reorganization and made the findings required under the applicable exemptive relief as part of the Board’s renewal of the Acquired Fund’s advisory and subadvisory agreements.

The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 12:

Please indicate supplementally whether there are any additional costs associated with using the transition broker.  To the extent Target Fund shareholders are bearing such expenses, particularly with respect to the ETF purchases, please revise the disclosure to indicate as such.

Response:

The Registrant hereby confirms that there are no costs associated with the transition broker beyond brokerage commissions and such costs are included in the estimated brokerage commissions and other trading-relating costs provided under 6. What are the costs associated with the Reorganization?. Regarding the second portion of the comment, the Registrant has revised the disclosure as reflected in the Attachment.

“Synopsis and Questions Related to the Reorganization” Comments – 4. How do the Funds Compare?
COMMENT 13:

Please confirm supplementally to the SEC staff that all material differences between the Funds are disclosed or revise the disclosure accordingly.  In particular, the SEC staff notes that the Registrant discloses that “The principal risks of investing in each of the Funds are also the same.”  The statement seems to suggest that the investment strategy is the same, which in the SEC staff’s view, is not the case (see comment 19 below).

Response:	The Registrant hereby confirms that all material differences between the Funds are disclosed. The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 14:

Please note that it is the SEC staff’s view that it is insufficient to list the Funds’ strategies and risks under the “Comparison of the Target Fund and Acquiring Fund” table in response to Item 3(c) of Form N-14.  To the extent there are material differences between the Funds’ strategies and risks, please discuss such differences in narrative form.

Response:

The Registrant notes that a narrative discussion of the differences between the strategies of the Funds are included immediately after the header “4. How do the Funds compare?” and prior to the “Comparison of the Target Fund and Acquiring Fund” table. In addition, Item 3(c) of Form N-14 requires that “[i]mmediately after the synopsis, briefly discuss the principal risk factors of investing in the registrant. Briefly compare these risks with those associated with an investment in the company being acquired.”  The Registrant respectfully notes that immediately after the section titled “SYNOPSIS AND QUESTIONS RELATED TO THE REORGANIZATION” is a section titled “RISK FACTORS”, which includes a narrative discussion of the principal risk factors of investing in the Acquiring Fund and a comparison of these risks with those associated with an investment in the Target Fund.  Further, there are no material differences between the Funds’ principal risk factors.

COMMENT 15:

Please explain supplementally to the SEC staff whether there are any material differences between the services provided by Westfield and Elk Creek, the subadvisory contracts with Westfield and Elk Creek, and the management of the Target Fund and the Acquiring Fund by the respective Subadviser, or confirm that there are none.  The SEC staff notes that it may have additional comments based on the Registrant’s response.

Response:

The Registrant hereby confirms that there are no material differences between the services provided by Westfield and Elk Creek in that each Subadviser provides day-to-day management of the assets of the applicable Fund and in connection therewith decides which securities to buy and sell and executes portfolio management decisions.  Each Subadviser utilizes a small cap growth strategy in managing the applicable Fund, and their management of the Funds therefore differs only based on their particular security selection processes, which result in different holdings.

Certain differences between the subadvisory contracts, including the identity of the Subadviser, could be deemed material.  Rule 17a-8(a)(3) would require shareholder approval of a fund reorganization if there is a material difference, other than the identity of the funds, between the advisory contracts of the participating funds.

However, the Adviser and the Registrant have obtained an exemptive order from the SEC that permits the Adviser to hire and replace subadvisers or materially modify subadvisory agreements without shareholder approval (“Managers of Managers Relief”). In connection with, and prior to, the Reorganization, Harbor Capital is terminating Elk Creek, the current Subadviser to the Acquired Fund. Accordingly, the Registrant believes that Rule 17a-8 should not be interpreted to require shareholder approval of the Reorganization because the Funds operate under the exemptive relief available to the Adviser and the Funds that would permit the Adviser to terminate Elk Creek and enter into a contract with Westfield, the Acquiring Fund’s current Subadviser, without shareholder approval. Thus, the Reorganization does not directly or indirectly entail any change that could not otherwise have been accomplished without shareholder approval.

The Adopting Release supports the Registrant’s view by making clear that the purpose of Rule 17a-8 is to require shareholder approval of a reorganization when the reorganization would result in a change that, in a context other than a reorganization, would require a shareholder vote under the 1940 Act. As a result of the Managers of Managers Relief, the addition of Westfield as Subadviser to the Target Fund that will in effect occur as part of the Reorganization is not a change that, in a context other than the Reorganization, would require a shareholder vote under the 1940 Act. Below is an excerpt from the Release, highlighted to show the most relevant part:

“We are also adopting an amendment that requires the acquired fund, in a merger relying on rule 17a-8, to have the merger approved by its shareholders in certain circumstances. In the Proposing Release we expressed concern that funds were increasingly organized (or reorganized) under state laws that did not require shareholder approval of mergers, which could deny shareholders a voice in an important change in their investment. Most commenters supported requiring acquired companies to obtain shareholder approval, but in light of the costs of proxy solicitations, urged us to limit the requirement. One commenter recommended that we require shareholder approval only when the merger would result in a change that, in a context other than a merger, would require a shareholder vote under the [1940] Act. We believe such an approach has merit because it would preserve important values embodied in the [1940] Act while reducing the need for a fund to incur the expense of soliciting proxies when the merger may not raise significant issues for shareholders.”

The Registrant believes that the Target Fund should not have imposed on it the expenses of obtaining shareholder approval of a transaction that will result in more benefit to the Target Fund shareholders than a transaction under the Managers of Managers Relief.  The Registrant notes that the Reorganization is expected to result in a decrease (rather than an increase) in “Total Annual Fund Operating Expenses” for Target Fund shareholders.  As such, the Target Fund should not be subjected to the costs of a proxy solicitation and shareholder meeting.  Furthermore, delaying the Reorganization in order to solicit proxies will delay the implementation of the lower total expense ratio that will result from the Reorganization.

“Synopsis and Questions Related to the Reorganization” Comments – 5. How will the Reorganization affect shareholder fees and expenses?
COMMENT 16:

In the “Annual Fund Operating Expenses” section, the SEC staff asks that any registrant providing pro forma financial statements to clearly mark them as pro forma.  Please include a heading indicating as such and revise the format of the Target Fund, Acquiring Fund and pro forma tables so that their respective figures are provided on the same line.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 17:	Please confirm supplementally that neither Fund is subject to a waiver or reimbursement agreement.

Response:	The Registrant hereby confirms that neither Fund is subject to a waiver or reimbursement agreement.

COMMENT 18:

The SEC staff notes that the figures are provided as of the twelve-month period ended October 31, 2019.  To the extent that there are more current fees available, please update the expenses to reflect such.

Response:

The Registrant hereby confirms that the Funds’ current expenses are not materially different than what is disclosed for the period ended October 31, 2019.  However, the Registrant has revised the disclosure as reflected in the Attachment.

“Synopsis and Questions Related to the Reorganization” Comments – 6. What are the costs associated with the Reorganization?
COMMENT 19:

The SEC staff notes that the Registrant discloses that “approximately 90% of the portfolio of the Target Fund will be repositioned prior to the Reorganization in order to align the Target Fund’s portfolio with that of the Acquiring Fund” but also that “there are many similarities in [the Funds’] principal investment strategies.”  Please revise the disclosure to clarify why the Target Fund will reposition approximately 90% of its portfolio in preparation for the Reorganization and in context of disclosure referencing similar or identical risks, investment strategies and/or fundamental investment restrictions between the Funds.  Please also revise the disclosure in the second and third bullet points under the “Background and Reasons for the Reorganization” header under the “Information about the Transaction” section.  Please explain what considerations or determinations the Board made in connection with any differences between the Funds’ investment strategies/approaches.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 20:

To the extent not already addressed, please clarify any Reorganization Costs that may have changed since filing the N-14 registration statement and address what would be done if the Reorganization is not completed.

Response:

Regarding the first portion of the comment, the Information Statement/Prospectus filed on March 30, 2020 contained updated information about the Reorganization Costs reflected in the Attachment (see response 4) in response to accounting comments given on a prior filing of the Information Statement/Prospectus.  The Registrant has revised the disclosure as reflected in the Attachment in response to the second portion of the comment.

“Synopsis and Questions Related to the Reorganization” Comments – 9. Who approved the Reorganization?
COMMENT 21:

The Registrant discloses that “The Board…following a determination that the Reorganization is in the best interests of the Funds…” Please add a cross-reference to the discussion of considerations that the Board made.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.
“Information about the Transaction” Comments – Background and Reasons for the Reorganization
COMMENT 22:

With respect to the Adviser’s use of a transition broker to reposition the portfolio of the Target Fund as disclosed in the second bullet point, please confirm that there are no Section 17 issues that would require an order from the SEC.  In reference to comment 12, to the extent that there are any fees associated with the use of the transition broker, please also discuss the Board’s considerations and determinations regarding such fees.

Response:

The Registrant hereby confirms that there are no Section 17 issues associated with the use of the transition broker that would require an order from the SEC.  As discussed in Response 12, there are no costs associated with the use of the transition broker beyond brokerage commissions.  As discussed under the “Background and Reasons for the Reorganization” section, the Board considered that the Target Fund will incur the costs related to the transition in the form of brokerage commissions and other trading-related costs necessary to transition the Target Fund’s portfolio, and determined that the Reorganization would be in the best interests of each Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of effecting the Reorganization.  Accordingly, the Registrant believes the current disclosure is appropriate.

COMMENT 23:

The SEC staff notes that with respect to the Board’s approval of the Reorganization, the reasons articulated for any Board deliberations cannot be generic and should disclose particularities as applicable to considerations relating to asset base and economies of scale, among others.  Please also prominently include in the registration statement that any mention of benefits to shareholders may not be realized.

Response:

The Registrant believes that the Board deliberations discussed under “Background and Reasons for the Reorganization” adequately and clearly discloses the particularities as applicable to the Funds and the Reorganization and respectfully declines to make the requested change.  With respect to the second portion of the comment, the Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 24:

The Registrant discloses in the sixth bullet point that “The Funds have identical contractual management fees.”  Please also confirm that there are no material differences between the management contracts.

Response:	The Registrant hereby confirms that there are no material differences between the management contracts and has revised the disclosure as reflected in the Attachment.
COMMENT 25:

The Registrant discloses that “The Adviser may benefit from the Reorganization as well, including by streamlining its small cap growth product line into a single larger and established fund, which is estimated to be more profitable to the Adviser to operate.”  Please enhance the disclosure with respect to conflicts of interest and provide the Board’s considerations and any details of determinations it may have made.

Response:

The Registrant notes that immediately following such disclosure it is noted that “this increase in profitability is expected not to materialize to the degree estimated as a result of Target Fund shareholders redeeming prior to the Exchange Date.”  In light of this additional disclosure, the Registrant believes the current disclosure is adequate.

Exhibits Comments
COMMENT 26:

Please confirm supplementally that no new form of Subadvisory Agreement among the Registrant, Harbor Capital Advisors, Inc. and Westfield Capital Management Company, L.P. is required to be filed.  The SEC staff notes that the Subadvisory Agreement currently filed with the registration statement is dated July 1, 2013.

Response:	The Registrant hereby confirms that no new form of Subadvisory Agreement among the Registrant, Harbor Capital Advisors, Inc. and Westfield Capital Management Company, L.P. is required to be filed.

COMMENT 27:

Under the “Agreement and Plan of Reorganization” section, the Registrant references the “Form of Agreement and Plan of Reorganization” but appears to have filed an executed copy of the Agreement and Plan of Reorganization in accordance with Item 16 of Form N-1A.  Please reconcile the discrepancy.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (415) 262-4544.

Sincerely,

/s/ Michelle D. Wong

Michelle D. Wong

Cc:	Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Jodie L. Crotteau
Harbor Funds

Christopher P. Harvey, Esq.
Stephanie A. Capistron, Esq.
Dechert LLP

Attachment

A sample of the proposed disclosure changes are included below.  Conforming changes will be made elsewhere as necessary throughout the Information Statement/Prospectus.

Response 2

Events such as natural disasters, pandemics, epidemics, and social unrest in one country, region, or financial market may adversely impact issuers in a different country, region or financial market. Furthermore, the occurrence of, among other events, natural or man-made disasters, severe weather or geological events, fires, floods, earthquakes, outbreaks of disease (such as COVID-19, avian influenza or H1N1/09), epidemics, pandemics, malicious acts, cyber-attacks, terrorist acts or the occurrence of climate change, may also adversely impact the performance of the Fund.  Such events could adversely impact issuers, markets and economies over the short- and long-term, including in ways that cannot necessarily be foreseen. A Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. Moreover, such negative political and economic conditions and events could disrupt the processes necessary for a Fund’s operations. In addition, governmental and quasi-governmental organizations have taken a number of unprecedented actions designed to support the markets. Such conditions, events and actions may result in greater market risk.

Response 4

Synopsis and Questions Related to the Reorganization – 6.  What are the costs associated with the Reorganization?

We estimate brokerage commissions and other trading-related costs ~~between~~ of approximately ~~$100,000 and $150,000~~ $180,000 in the aggregate or $0.009 per share based on the Target Fund’s portfolio as of February 28, 2020, though this will depend on the size of the portfolio, the portfolio holdings and market conditions at the time the repositioning occurs.

Synopsis and Questions Related to the Reorganization – 7.Will the Reorganization have tax consequences?

It is expected that the Target Fund will reposition a majority of its portfolio before the Reorganization. The Adviser estimates that approximately 90% of the portfolio of the Target Fund will be liquidated prior to the Reorganization. The Target Fund will declare a final dividend to distribute any undistributed net taxable gains (including any gains with respect to the realignment of its portfolio) prior to the Exchange Date, which distribution may be taxable to shareholders of the Target Fund. The Target Fund has unrealized losses in its portfolio (in part, due to deferred wash sale losses) that will offset some of the portfolio’s realized gain and unrealized net gains.

If the Target Fund’s portfolio had been repositioned on February 28, 2020, there would have been no net realized capital gains or ordinary income and as such the capital gain and ordinary income distribution per share would have been $0.00. The actual amount of any capital gain or loss to the Target Fund will depend on market conditions and portfolio holdings at the time the portfolio is repositioned and on the identity of the securities disposed of at that time, and so will differ from the estimate provided above.

Updated information regarding the estimated distribution is available at www.harborfunds.com. The Target Fund has no capital loss carryforwards as of October 31, 2019.

Description of the Pro Forma Effects of the Reorganization

NOTE 1 – REORGANIZATION

The unaudited pro forma information has been prepared to give effect to the proposed Reorganization of the Target Fund into the Acquiring Fund pursuant to the Agreement and Plan of Reorganization.

It is anticipated that approximately 90% of the securities held by the Target Fund will be sold and reinvested in accordance with the investment strategies of the Acquiring Fund prior to the date of the Reorganization. The transaction costs associated with the portfolio repositioning will be borne by the Target Fund and are estimated to be ~~between $100,000 and $150,000~~ approximately $180,000 in the aggregate ($0.009 per share) based on the Target Fund’s portfolio as of February 28, 2020. Any securities transactions conducted in advance of the Reorganization to align the portfolio holdings of the Target Fund with those of the Acquiring Fund are expected to generate capital gains for the Target Fund. The Target Fund will declare a final dividend to distribute any undistributed net taxable gains (including any gains with respect to the realignment of its portfolio) prior to the date of the Reorganization, which distribution may be taxable to shareholders of the Target Fund. The Target Fund has unrealized losses in its portfolio (in part, due to deferred wash sale losses) that will offset some of the portfolio’s realized gain and unrealized net gains. If the Target Fund’s portfolio had been repositioned on February 28, 2020, there would have been no net realized capital gain or ordinary income and as such the capital gain and ordinary income distribution per share would have been $0.00. The actual amount of any capital gain or loss to the Target Fund will depend on market conditions and portfolio holdings at the time the portfolio is repositioned and on the identity of the securities disposed of at that time, and so will differ from the estimate provided above. Updated information regarding the estimated distribution is available at www.harborfunds.com. The Target Fund has no capital loss carryforwards as of October 31, 2019.  The one-time fees and expenses incurred in connection with the Reorganization (other than brokerage commissions and other transaction costs associated with the portfolio repositioning discussed above) are estimated to be approximately $~~95~~120,000. These costs consist of management’s estimate of professional services fees, filing fees, printing costs and mailing charges related to the proposed Reorganization to be borne by the Target Fund.

No significant accounting policies will change as a result of the Reorganization, including policies regarding security valuation or compliance with Subchapter M of the Code.

Response 5

The following documents have been filed with the Securities and Exchange Commission (the “SEC”) and are also incorporated into this Information Statement/Prospectus by reference, which means they are part of the Information Statement/Prospectus for legal purposes:

·	The Prospectus dated March 1, 2020 of the Target Fund and the Acquiring Fund (Acc-no: 0001193125-20-048528) (File No.: 033-05852) (the “Prospectus”);
·	The Statement of Additional Information dated April 29, 2020 relating to the Reorganization (File No.: 033-05852) ;
·	The Statement of Additional Information, dated March 1, 2020 of the Target Fund and the Acquiring Fund (Acc-no: 0001193125-20-048528) (File No.: 033-05852) (the “SAI”);
·	The Annual Report to Shareholders for the fiscal year ended October 31, 2019 of the Target Fund and the Acquiring Fund (Acc no: 0001193125-20-001291) (File No.: 033-05852) (the “Annual Report”).

Response 6

Dear Fellow Shareholder:

…

After careful consideration, the Board of Trustees of the Trust determined that the Reorganization would be in the best interests of both the Target Fund and the Acquiring Fund and each Fund’s respective shareholders.

Response 7

Dear Fellow Shareholder:

…

The Reorganization will provide you with the opportunity to participate in a larger combined fund with an identical investment objective and similar investment strategies, policies and restrictions, and to benefit from the lower total expense ratios of the Acquiring Fund.

The Reorganization will provide you with the opportunity to participate in a larger combined fund with an identical investment objective and similar investment strategies, policies and restrictions, and to benefit from the lower expense ratios of the Acquiring Fund. Additionally, shareholders of the combined fund may benefit in the future from potentially greater prospects for asset growth over time.  There is no guarantee that such benefit will be realized.

Response 8

Information about the Transaction – Background and Reasons for the Reorganization

The Board, including the Independent Trustees, concluded that, based upon the factors summarized above and other considerations it deemed pertinent, completion of the Reorganization is advisable and in the best interests of the Target Fund and the Acquiring Fund and that the interests of the Target Fund and the Acquiring Fund would not be diluted as a result of the Reorganization.

The Board considered that the Reorganization would be effected without shareholder approval pursuant to Rule 17a-8 under the 1940 Act, which permits mergers of affiliated funds without shareholder approval, subject to certain conditions. The vote of the shareholders of the Target Fund is not being solicited since their approval or consent is not necessary for the Reorganization to take place.

Response 10

Synopsis and Questions Related to the Reorganization – 1.What is happening?

On February 18, 2020, Elk Creek ~~has been~~ was instructed not to acquire any new securities or add to existing positions for the Target Fund.

Response 11

Synopsis and Questions Related to the Reorganization – 1.What is happening?

Elk Creek is permitted to conduct sales of the Target Fund’s portfolio holdings in the normal course in accordance with the Fund’s investment strategy. Rather than reinvest the proceeds of those sales in new holdings or adding to existing positions, Elk Creek is expected to equitize cash by investing the proceeds of any such sales in exchange-traded index funds (ETFs) that provide broad exposure to the small cap equity asset class, except to the extent that such proceeds may be used to meet shareholder redemption requests. The Target Fund may invest in such ETFs in excess of the limits set forth in the Investment Company Act of 1940 (the “Investment Company Act”) in reliance on exemptive orders granted by the SEC to the ETFs, subject to the conditions set forth in those orders.  By investing in ETFs, the Fund will attempt to reduce cash drag on investment returns, although there is no guarantee that the intended result will be achieved.

Response 12

Synopsis and Questions Related to the Reorganization – 1.What is happening?

The Target Fund and, indirectly, its shareholders will indirectly bear the management and other fees and expenses of any ETF in which it invests, in addition to its own expenses.  Following the termination of Elk Creek as subadviser, a transition broker is expected to reposition the Target Fund’s portfolio at the direction of the Adviser in order to align it with that of the Acquiring Fund. The Target Fund may depart from its stated investment objective and policies as it prepares to reorganize with and into the Acquiring Fund.

Synopsis and Questions Related to the Reorganization – 6.  What are the costs associated with the Reorganization?

It is anticipated that approximately 90% of the portfolio of the Target Fund will be repositioned prior to the Reorganization in order to align the Target Fund’s portfolio with that of the Acquiring Fund. Therefore, in addition to the Reorganization Costs, the Target Fund (and, indirectly, its shareholders) will also incur costs related to repositioning the Fund’s portfolio in the form of brokerage commissions and other trading-related costs, which includes any costs associated with the use of the transition broker discussed under Question 1 above. We estimate brokerage commissions and other trading-related costs of approximately $180,000 in the aggregate or $0.009 per share based on the Target Fund’s portfolio as of February 28, 2020, though this will depend on the size of the portfolio, the portfolio holdings and market conditions at the time the repositioning occurs. For more information about the management of the portfolio prior to the Reorganization, please see Question 1 above.

Response 13

Synopsis and Questions Related to the Reorganization – 4.  How do the funds compare?

The principal risks of investing in each of the Funds are ~~also~~ the same.

Response 16

Synopsis and Questions Related to the Reorganization – 5. How will the Reorganization affect shareholder fees and expenses?

The following discussion compares the fees and expenses of the Funds before and after the Reorganization. Fee and Expenses of the Funds are as of ~~the Funds’ most recent fiscal year end, October 31, 2019~~ a recent practicable date (April 17, 2020).

ANNUAL FUND OPERATING EXPENSES – including pro forma “Annual Fund Operating Expenses” of the combined fund

	Target Fund				Acquiring Fund				Harbor Small Cap Growth Fund (Pro Forma combined)[1] [1]Assumes that the Reorganization occurred on the first day of the twelve-month period ended April 17, 2020
	Retirement Class	Institutional Class	Administrative Class	Investor Class	Retirement Class	Institutional Class	Administrative Class	Investor Class	Retirement Class	Institutional Class	Administrative Class	Investor Class
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	None	None	0.25%	0.25%	None	None	0.25%	0.25%	None	None	0.25%	0.25%
Other Expenses	0.10%	0.18%	0.18%	0.30%	0.06%	0.14%	0.14%	0.26%	0.05%	0.13%	0.13%	0.25%
Total Annual Fund Operating Expenses	0.85%	0.93%	1.18%	1.30%	0.81%	0.89%	1.14%	1.26%	0.80%	0.88%	1.13%	1.25%

	Target Fund				Acquiring Fund				Harbor Small Cap Growth Fund (Pro Forma combined)
	One Year	Three Years	Five Years	Ten Years	One Year	Three Years	Five Years	Ten Years	One Year	Three Years	Five Years	Ten Years
Retirement Class	$87	$271	$471	$1,049	$83	$259	$450	$1,002	$82	$255	$444	$990
Institutional Class	$95	$296	$515	$1,143	$91	$284	$493	$1,096	$90	$281	$488	$1,084
Administrative Class	$120	$375	$649	$1,432	$116	$362	$628	$1,386	$115	$359	$622	$1,375
Investor Class	$132	$412	$713	$1,568	$128	$400	$692	$1,523	$127	$397	$686	$1,511

Response 18

Please see the revisions to disclosure in response to comment 16.

Response 19

Synopsis and Questions Related to the Reorganization – 6.  What are the costs associated with the Reorganization?

As described above, the Target and Acquiring Funds have identical investment objectives, similar principal investment strategies and identical fundamental investment policies. Although the Funds’ investment mandates, policies and constraints are substantially similar, each Subadviser manages the respective Fund in accordance with its individual security selection process.  Given the size of the U.S. small capitalization growth universe, these different processes have resulted in substantially different holdings, thus requiring repositioning in advance of the Reorganization.

Information about the Transaction – Background and Reasons for the Reorganization

·

The Target Fund is currently subadvised by Elk Creek while the Acquiring Fund is subadvised by Westfield. The Adviser is proposing to terminate Elk Creek. Between such termination and the closing of the Reorganization, the Adviser would transition the portfolio to achieve a composition suitable for the Acquiring Fund. The Adviser expects to employ a transition broker to reposition the portfolio of the Target Fund under the Adviser’s direction, in order to align the portfolio with that of the Acquiring Fund in order to reflect the investments and positioning for the combined fund following the Reorganization.

·

The Funds have identical investment objectives and fundamental investment restrictions and a similar investment approach, although the individual security selection processes of each Subadviser has resulted in different investment portfolios.

Response 20

Synopsis and Questions Related to the Reorganization – 6.  What are the costs associated with the Reorganization?

To the extent the Reorganization is not completed, the Board will consider other possible courses of action for the Target Fund, including liquidating, continuing to operate the Fund as it currently exists, or effecting the Reorganization of the Target Fund with and into the Acquiring Fund at a later time.

Response 21

Synopsis and Questions Related to the Reorganization – 9.Who approved the Reorganization?

The Board, including a majority of the Trustees who are not “interested persons,” as that term is defined in the Investment Company Act (the “Independent Trustees”), has approved the Reorganization following a determination that the Reorganization is in the best interests of the Funds and will not dilute the interests of shareholders. For a complete discussion of the factors considered by the Board in approving the Reorganization, please see “Background and Reasons for the Reorganization” below. The Reorganization will be effected pursuant to Rule 17a-8 under the Investment Company Act, which permits mergers of affiliated funds without shareholder approval, subject to certain conditions. A shareholder vote is not required to complete the Reorganization.

Response 23

Please see the sample revision to disclosure in response to comment 7.

Response 24

Information about the Transaction – Background and Reasons for the Reorganization

The Funds have identical contractual management fees and there are no material differences between the management agreements.

Response 27

AGREEMENT AND PLAN OF REORGANIZATION

The ~~Form of~~ Agreement and Plan of Reorganization has been included to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about Harbor Small Cap Growth Opportunities Fund or Harbor Small Cap Growth Fund. Accordingly, shareholders should not rely on the representations and warranties in the ~~Form of~~ Agreement and Plan of Reorganization as characterizations of the actual state of facts at the time they were made or otherwise. In addition, the ~~Form of~~ Agreement and Plan of Reorganization may ~~be revised from that shown here prior to its execution, and may~~ be amended after its execution.